UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. and certain subsidiaries who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
Financial Statements as of and for the
Years Ended December 31, 2022 and 2021,
Supplemental Schedules as of and for the
Year Ended December 31, 2022

UPS 401(k) Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
UPS 401(k) Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits of the Plan for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2022 and delinquent participant contributions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 28, 2023
We have served as the Plan’s auditor since at least 1992; however, an earlier year could not be reliably determined.

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
(In thousands)

	2022	2021
ASSETS:
Participant-directed investments — at fair value (Note 3)	$11,133,895	$13,612,471
Receivables:
Notes receivable from participants	31,337	34,397
Participant contributions	3,749	3,315
Employer contributions	146,800	120,728
Investment income and other	1,267	18
Total receivables	183,153	158,458

Total assets	11,317,048	13,770,929
LIABILITIES:
Accounts payable	3,184	3,568
Total liabilities	3,184	3,568

NET ASSETS AVAILABLE FOR BENEFITS	$11,313,864	$13,767,361
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(In thousands)

	2022	2021

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$13,767,361	$12,268,962
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	465,524	452,280
Employer contributions - UPS Stock	142,438	139,976
Employer contributions - Cash, Net of forfeitures	109,897	84,643
Participant rollovers	8,481	12,077
Interest and dividend income	96,785	69,596
Total additions	823,125	758,572

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(798,845)	(1,297,390)
Administrative expenses (Note 2)	(12,435)	(13,673)
Total deductions	(811,280)	(1,311,063)

OTHER CHANGES IN NET ASSETS — Net (depreciation) appreciation in fair value
of investments	(2,465,342)	2,050,890

NET (DECREASE) INCREASE IN NET ASSETS	(2,453,497)	1,498,399

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$11,313,864	$13,767,361

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1	DESCRIPTION OF THE PLAN

General - The UPS 401(k) Savings Plan (the “Plan”) is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. and its subsidiaries ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan documents for more complete information.
The Plan became effective July 1, 1988 and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the Internal Revenue Service ("IRS") yearly limits, on a pretax and/or Roth after-tax basis ("Roth 401(k)") under the rules of Section 401(k) of the Internal Revenue Code (IRC). The Plan includes an auto-enrollment provision whereby certain newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants initially have their deferral rate set at 6% of eligible compensation and their contributions invested in an age appropriate target date fund unless and until changed by the participant. The deferral rate is increased 1% annually, as provided in the Plan documents, until it reaches 10% of eligible compensation or is changed by the participant. Effective January 1, 2023, the deferral rate will be increased 1% annually until it reaches 15% of eligible compensation or is changed by the participant. The Plan also allows for contributions to be made on an after-tax basis for participants with eligible compensation below $150,000.
On April 30, 2021, UPS completed its divestiture of UPS Ground Freight, Inc. ("UPS Freight"). Plan participants whose employer company on April 30, 2021 was UPS Freight and who had not incurred a severance from employment were fully vested in their UPS Retirement Contribution (defined below) on that date. Pre-tax contributions, Roth 401(k) contributions and after-tax contributions were no longer permitted under the Plan for participants whose employer company was UPS Freight for pay periods beginning on or after April 25, 2021.
Employer Contributions - For employees, other than employees of UPS Freight, hired and eligible to participate in the Plan on or before December 31, 2007, UPS makes “SavingsPlus” (as defined in the Plan documents) matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 5% of eligible compensation. For UPS Freight employees, UPS made SavingsPlus matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 2% of eligible compensation.
For employees, other than employees of UPS Freight, hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after January 1, 2008, but before July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 3.5% of eligible compensation. For UPS Freight employees, prior to divestiture, UPS made SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
For employees, other than employees of UPS Freight, hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 6% of eligible compensation. For UPS Freight employees, prior to divestiture, UPS made SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
Prior to January 1, 2023, all SavingsPlus matching contributions were made in UPS class A common stock. Effective for SavingsPlus matching contributions accrued after January 1, 2023, UPS makes SavingsPlus matching contributions in cash to each participant's account equal to 50% of pre-tax, Roth, and/or after-tax 401(k) contributions made to the Plan by the participant up to 6% of eligible compensation.

The UPS Retirement Plan (a defined benefit pension plan sponsored by UPS) was closed to new non-union participants effective July 1, 2016. The Company amended the UPS 401(k) Savings Plan so that employees who do not participate in the UPS Retirement Plan receive a “UPS Retirement Contribution” (as defined in the Plan documents) in addition to the SavingsPlus matching contribution. For employees eligible to receive the UPS Retirement Contribution, UPS contributes 3% to 8% of eligible pay to the UPS 401(k) Savings Plan based on years of vested service and business unit. Contributions are made annually in cash to the accounts of participants. UPS contributions, net of forfeitures, associated with these Plan provisions of $109.897 million for 2022 and $84.643 million for 2021 were remitted on April 5, 2023 and March 29, 2022, respectively. These amounts are included in Receivables: Employer Contributions in the statements of net assets available for benefits.
On June 23, 2017, the Company amended the UPS 401(k) Savings Plan so that non-union employees who participated in the UPS Retirement Plan would, in addition to then-current benefits under the UPS 401(k) Savings Plan, earn a UPS Retirement Contribution beginning January 1, 2023. UPS contributes 5% to 8% of eligible compensation to the UPS 401(k) Savings Plan based on years of vested service. The amendment also provides for transition contributions for certain participants hired before December 31, 2007.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's contributions and SavingsPlus match are 100% vested at all times. Employees become 100% vested in the UPS Retirement Contribution after three complete years of service. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:
•Participants may contribute up to 50% of their eligible compensation on a pretax basis or as a Roth 401(k) contribution, or any combination of the two, to the Plan.
•Participants may defer up to 100% of a Management Incentive Program ("MIP") or International Management Incentive Program ("IMIP") cash award on a pretax basis. MIP and IMIP are part of UPS's incentive compensation programs. Non-executive management earning the right to receive awards are determined annually by the executive officers of UPS. Awards granted to executive officers are approved by the Compensation and Human Capital Committee of the UPS Board of Directors.
•Participants may elect to defer up to 100% of their discretionary day payout on a pretax and/or Roth 401(k) basis.
•Participants may defer up to 100% of eligible compensation attributable to the Sales Incentive Program (SIP) bonus program on a pretax and/or Roth 401(k) basis.
•Participants who are employed by Coyote Logistics, LLC, a UPS subsidiary, may defer up to 100% of eligible compensation attributable to certain bonuses on a pre-tax and/or Roth 401(k) basis.
•Participants may contribute an additional 10% of their eligible compensation on an after-tax basis to the Plan.
•Participants age 50 and older, or who will turn 50 during the Plan year, are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to an IRS determined maximum. The maximum catch-up contribution was $6,500 for 2022 and may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not rollover participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS class A common stock, short-term investments and common and collective trust funds. Within the self-managed account, participants can invest in mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan documents for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and related matching and nonelective contributions and investment gains and losses. Withdrawals and administrative expenses are deducted from the participant's account.

Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, upon termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions.
Forfeited Amounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan permits the use of forfeitures to either reduce future employer contributions or pay Plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan documents, the account will be reinstated. During the years ended December 31, 2022 and 2021, the Company used $14.609 million and $19.947 million of forfeitures to reduce employer contributions, respectively. The amount of unallocated forfeitures as of December 31, 2022 and 2021 were not material.

Notes Receivable from Participants - The Plan provides for loans only in cases of hardship or certain residential purchases. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.25% to 8.75% as of December 31, 2022. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, participants become fully vested and the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya Financial provides recordkeeping and administrative services to the Plan. Bank of New York Mellon serves as the trustee for all assets of the Plan.

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Recent Accounting Pronouncements - Accounting pronouncements issued, but not effective until after December 31, 2022, are not expected to have a material impact on the Plan's statement of net assets available for benefits or statement of changes in net assets available for benefits.
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all marketable securities. The value of each share of UPS class A common stock held by the Plan at December 31, 2022 and 2021 is equal to the price of a share of UPS class B common stock as reported by the New York Stock Exchange as the class A common stock is readily convertible on a 1:1 basis to class B common stock. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2022 or 2021. The redemption frequency is immediate and there are no other redemption restrictions.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can invest in registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan documents. UPS provides certain accounting, audit, legal and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Personal advisor services are made available as an option for Plan participants seeking professional investment advice within their plan accounts. Personal advisor fees of the Plan are paid by the Plan as provided in the Plan documents. Administrative fees for 2022 and 2021 were as follows (in thousands):

	2022	2021
Investment advisory and management fees	$996	$1,737
Plan administrator fees	3,265	2,972
Personal advisor fees	8,174	$8,964
Total administrative expenses	$12,435	$13,673

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan documents.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. Excess contributions payable as of December 31, 2022 and 2021 were insignificant.

3	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table presents information about our investments measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2022
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$489,666	$—	$—	$489,666
Mutual funds	54,496	—	—	54,496
Interest-bearing cash	18	—	—	18
Common and collective trusts:
Equity funds	—	4,677,032	—	4,677,032
Fixed-income funds	—	1,323,249	—	1,323,249
Lifestyle funds	—	1,995,066	—	1,995,066
Multi-asset funds	—	123,643	—	123,643
U.S. government securities	—	280,210	—	280,210
UPS stock fund	2,190,515	—	—	2,190,515
Total investments — at fair value	$2,734,695	$8,399,200	$—	$11,133,895

	Fair Value Measurements at December 31, 2021
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$679,481	$—	$—	$679,481
Mutual funds	68,354	—	—	68,354
Interest-bearing cash	17	—	—	17
Common and collective trusts:
Equity funds	—	6,009,409	—	6,009,409
Fixed-income funds	—	1,362,564	—	1,362,564
Lifestyle funds	—	2,361,784	—	2,361,784
Multi-asset funds	—	156,130	—	156,130
U.S. government securities	—	302,048	—	302,048
UPS stock fund	2,672,684	—	—	2,672,684
Total investments — at fair value	$3,420,536	$10,191,935	$—	$13,612,471
* The investments within the self-managed accounts include a variety of categories of common stock and mutual funds.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers into or out of Level 3 during 2022 or 2021.

4.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed UPS by a letter dated February 22, 2016, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

5.	PARTY-IN-INTEREST TRANSACTIONS
Exempt Party-In-Interest Transactions
Certain Plan investments are managed by State Street Global Advisors or the BlackRock Institutional Trust Company. Bank of New York Mellon, Voya Financial, and TD Ameritrade are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.265 million and $2.972 million for the years ended December 31, 2022 and 2021, respectively. Fees paid by the Plan for investment management services were $0.996 million and $1.737 million for the years ended December 31, 2022 and 2021, respectively. Fees paid by the Plan for personal advisor services were $8.174 million and $8.964 million for the years ended December 31, 2022 and 2021, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2022 and 2021, the Plan held 12,600,752 and 12,469,368 shares of UPS class A common stock with a fair value of $2.191 billion and $2.673 billion and a cost basis of $1.530 billion and $1.376 billion, respectively. During the years ended December 31, 2022 and 2021, the Plan recorded dividend income on UPS class A common stock of $76.445 million and $51.797 million, respectively.
Nonexempt Party-In-Interest Transactions
The Plan remitted $1,088,588 and $507,884 of certain participant contributions to the trustee later than required under Department of Labor Regulation 2510.3-102 during the years ended December 31, 2022 and 2021, respectively. The Plan filed Form 5330 with the IRS and paid the required excise tax on the transactions. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2022 and 2021 is as follows (in thousands):

	2022	2021
Net assets available for benefits per the financial statements	$11,313,864	$13,767,361
Adjustment for deemed distributions from participant loans	(827)	(831)
Net assets available for benefits per Form 5500	$11,313,037	$13,766,530

A reconciliation of the (decrease) increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2022 and 2021 is as follows (in thousands):

	2022	2021
Net (decrease) increase in net assets available for benefits per the financial statements	$(2,453,497)	$1,498,399
Adjustment for deemed distribution income from participant loans	4	100
Total (loss) income per Form 5500	$(2,453,493)	$1,498,499

SUPPLEMENTAL SCHEDULES

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included ☐	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2022 participant contribution transferred late to the Plan	$—	$—	$—	$1,088,588
2021 participant contribution transferred late to the Plan	$—	$—	$—	$507,884
See accompanying Independent Registered Public Accounting Firm report

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value (in thousands)
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	17,646	shares	**	$18

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	BlackRock Government Short-Term Investment Fund	374,606,609	units	**	374,607
*	BlackRock US Debt Index Fund	30,415,843	units	**	948,643
*	BlackRock Emerging Markets Non-US Equity Fund	19,510,840	units	**	224,061
*	BlackRock Extended Equity Index Fund	14,148,334	units	**	1,176,056
*	BlackRock World ex US Index Fund	19,976,359	units	**	725,968
*	BlackRock Equity Index Fund F	32,480,933	units	**	2,550,947
*	BlackRock Short Term Bond Index Fund	24,941,210	units	**	280,210
*	BlackRock UPS Strategic Completion Fund	9,600,171	units	**	123,643
*	State Street Bank & Trust SSGA Aged Based Income Fund	15,144,337	units	**	181,762
*	State Street Bank & Trust SSGA Aged Based 2020 Fund	9,849,761	units	**	123,555
*	State Street Bank & Trust SSGA Aged Based 2025 Fund	24,327,003	units	**	317,248
*	State Street Bank & Trust SSGA Aged Based 2030 Fund	13,869,000	units	**	184,153
*	State Street Bank & Trust SSGA Aged Based 2035 Fund	20,644,893	units	**	278,025
*	State Street Bank & Trust SSGA Aged Based 2040 Fund	11,173,907	units	**	152,781
*	State Street Bank & Trust SSGA Aged Based 2045 Fund	16,154,833	units	**	223,841
*	State Street Bank & Trust SSGA Aged Based 2050 Fund	15,846,529	units	**	220,790
*	State Street Bank & Trust SSGA Aged Based 2055 Fund	14,343,055	units	**	199,770
*	State Street Bank & Trust SSGA Aged Based 2060 Fund	6,694,796	units	**	93,238
*	State Street Bank & Trust SSGA Aged Based 2065 Fund	1,833,272	units	**	19,902
	Total common and collective trust investments				8,399,200

*	United Parcel Service, Inc.	12,600,752 shares of class A common stock		**	2,190,515

	Investments in self-managed accounts			**	544,162

	Total investments at fair value				$11,133,895

*	Various notes receivable from participants	Interest rates between 4.25% – 8.75% and maturities ranging up to 15 years		***	30,510

	Total notes receivable from participants and investments at fair value				$11,164,405

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed
***	Net of deemed distributions of $827

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 28, 2023	By:	/s/ B.J. Dorfman
B.J. Dorfman
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP